February 10, 2020

Paul Nester
Vice President, Treasurer and CFO
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

       Re: RGC Resources, Inc.
           Registration Statement on Form S-3
           Filed February 5, 2020
           File No. 333-236275

Dear Mr. Nester:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation